

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Shannon Shen
Chief Financial Officer
Gaotu Techedu Inc.
5F, Gientech Building, 17 East Zone
10 Xibeiwang East Road
Haidian District, Beijing 100193
People's Republic of China

   Re: Gaotu Techedu Inc.
    Form 6-K Filed February 28, 2023
    Form 20-F for Fiscal Year Ended December 31, 2022
    File No. 001-38923

Dear Shannon Shen:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Yilin Xu, Esq.